Contact

www.linkedin.com/in/mal-tayag-30345b123 (LinkedIn)
www.mydailymulti.com (Company)

Mal Tayag

Co Founder and CEO
Vancouver, British Columbia, Canada

Experience

Multi
Co Founder & CEO
October 2021 - Present (10 months)
Los Angeles, California, United States

Schema
Owner
February 2019 - Present (3 years 6 months)
Vancouver, Canada Area

A people centred business consultancy and creative agency that uplifts and prioritizes businesses founded and lead by women, non-binary, trans, and queer BIPOC.

Creative Direction • Marketing • Business Development • Production

Sari-Sari Studio
Director
October 2019 - Present (2 years 10 months)
New York, United States

Filipina run creative studio rooted in cultivating community, celebrating culture and uplifting the Filipinx diaspora.

Sari-Sari Studio • Sari-Sari General Store • Sari-Sari Foods